UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 07, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - dated 07 January 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 07, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 07, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

7 January 2014

Barclays PLC

Stephen Thieke appointed as non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Stephen Thieke has been appointed as a non-executive Director of Barclays with immediate effect.

Stephen Thieke has four decades of experience in financial services, both in Regulation and Investment Banking. He worked for the Federal Reserve Bank of New York for twenty years where he held several senior positions in Credit and Capital Market Operations and Banking Supervision and later he became a Non-Executive Director at the UK's Financial Services Authority. He has also held senior roles in investment banking and risk management with JP Morgan where he spent ten years. He was Head of the Fixed Income Division, co-Head of Global Markets, President and Chairman of JP Morgan Securities, Inc. and Head of the Corporate Risk Management Group, retiring from JP Morgan in 1999. He has significant board level experience, both in executive and non-executive roles, including spending 7 years as a director of Risk Metrics Group, where latterly he served as Chairman of the board, and 9 years on the board of PNC Financial Services Corp.

Commenting, Sir David Walker, Group Chairman, said, "I am pleased to announce Stephen's appointment to the Barclays Boards. His many years of experience in banking regulation, investment banking and risk management will be a great asset to Barclays."

There is no additional information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management, with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com